Form U-13-60
Mutual and Subsidiary Service Companies*
Revised February 7, 1980

ANNUAL REPORT

FOR THE PERIOD

Beginning January 1, 2001 and Ending December 31, 2001

TO THE

U.S. SECURITIES AND EXCHANGE
COMMISSION

OF

Allegheny Energy Service Corporation
(Exact Name of Reporting Company)

A                   Subsidiary               Service Company
("Mutual or Subsidiary")

Date of Incorporation: November 22, 1963.   If not Incorporated, Date of Organization: not applicable.

State or Sovereign Power under which Incorporated or Organized: Maryland.

Location of Principal Executive Offices of Reporting Company:
10435 Downsville Pike, Hagerstown, MD 21740-1766

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

Thomas J. Kloc, Controller
Allegheny Energy Service Corporation
10435 Downsville Pike
Hagerstown, MD 21740-1766.

Name of Principal Holding Company Whose Subsidiaries are served* by Reporting Company:

Allegheny Energy, Inc.

SEC 1926 (6-82)

1

INSTRUCTIONS FOR USE OF FORM U-13-60

1. Time of filing. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the instructions for that form.

2. Number of copies. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3. Period covered by report. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93, to the end of that calendar year. Subsequent reports should cover a calendar year.

4. Report format. Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5. Money amounts displayed. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars, or in hundred thousands of dollars, as appropriate, and subject to provisions of Regulation S-X '210.3-01(b).

6. Deficits displayed. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes (Regulation S-X, '210.3-01(c)).

7. Major amendments or corrections. Any company desiring to amend or correct a major omission or error in a report after is has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the Company.

8. Definitions. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979, shall be applicable to words or terms used specifically within this Form U-13-60.

9. Organization Chart. The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual statement of compensation for use of capital billed. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

2 LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS
Description of Schedules and Accounts:	Schedule or Account No.:	Page No.:
COMPARATIVE BALANCE SHEET	Schedule I	4-5
Service Company Property	Schedule II	6-7
Accumulated Provision for Depreciation and Amortization of Service CompanyProperty	Schedule III	8
Investments	Schedule IV	9
Accounts Receivable from Associate Companies	Schedule V	10
Fuel Stock Expenses Undistributed	Schedule VI	11
Stores Expenses Undistributed	Schedule VII	12
Miscellaneous Current and Accrued Assets	Schedule VIII	13
Miscellaneous Deferred Debits	Schedule IX	14
Research, Development, or Demonstration Expenditures	Schedule X	15
Proprietary Capital	Schedule XI	16
Long-term Debt	Schedule XII	17
Current and Accrued Liabilities	Schedule XIII	18
Notes to Fianancial Statements	Schedule XIV	19

COMPARATIVE INCOME STATEMENT	Schedule XV	20
Analysis of Billing, Associate Companies	Account 457	21
Analysis of Billing, Nonassociate Companies	Account 458	22
Analysis of Charges for Service, Associate and Nonassociate Companies	Schedule XVI	23
Schedule of Expense by Department or Service Function	Schedule XVII	24-25
Departmental Analysis of Salaries	Account 920	26
Outside Services Employed	Account 923	27
Employee Pensions and Benefits	Account 926	28
General Advertising Expenses	Account 930.1	29
Miscellaneous General Expenses	Account 930.2	30
Rents	Account 931	31
Taxes Other Than Income Taxes	Account 408	32
Donations	Account 426.1	33
Other Deductions	Account 426.5	34
Notes to Statement of Income	Schedule XVIII	35

3 LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
Description of Reports or Statements	Page No.:
Organizational Chart	36
Methods of Allocation	37
Annual Statement of Compensation for Use of Capital Billed	38
Signature Clause	39

			4
Annual Report of Allegheny Energy Service Corporation

SCHEDULE I - COMPARATIVE BALANCE SHEET
Give balance sheet of the Company as of December 31 of the current and prior year.
		AS OF DECEMBER 31
Account	ASSETS AND OTHER DEBITS	2001	2000

	SERVICE COMPANY PROPERTY
101	Utility property (Schedule II)	24,598,363	9,287,063
107	Construction work in progress (Schedule II)	0	0
	Total Property	24,598,363	9,287,063

108	Less Accumulated provision for
	depreciation and amortization of utility property	(2,732,192)	(180,839)
	(Schedule III)	22,866,171	9,106,224

	Investments
123	Investments in associate companies
	(Schedule IV)	0	0
124	Other investments (Schedule IV)	2,120,000	700,000
	Total Investments	2,120,000	700,000

	Current and Accrued Assets
131	Cash	25,299	222,467
134	Special deposits	0	0
135	Working funds	168,520	157,414
136	Temporary cash investments
	(Schedule IV)	0	0
141	Notes receivable	0	0
143	Accounts receivable	2,149,452	1,514.330
144	Accumulated provision for
	uncollectible accounts	0	0
146	Accounts receivable from associate
	companies (Schedule V)	39,438,452	78,507,177
152	Fuel stock expenses undistributed
	(Schedule VI)	0	0
154	Material and supplies	0	0
163	Stores expense undistributed
	(Schedule VII)	0	0
165	Prepayments	2,918,113	3,212,612
174	Miscellaneous current and accrued
	assets (Schedule VIII)	0	0
	Total Current and Accrued Assets	44,699,836	83,614,000

	Deferred Debits
181	Unamortized debt expense	0	0
184	Clearing accounts	0	0
186	Miscellaneous deferred debits
	(Schedule IX)	48,320,410	34,068,697
188	Research, development, or demonstration
	expenditures (Schedule X)	0	0
190	Accumulated deferred income taxes	24,365,779	17,786,202
	Total Deferred Debits	72,686,189	51,854,899
	Total Assets and Other Debits	141,372,196	145,275,123

			5
Annual Report of Allegheny Energy Service Corporation

SCHEDULE I - COMPARATIVE BALANCE SHEET

		AS OF DECEMBER 31
Account	Liabilities and Proprietary Capital	2001	2000

	PROPRIETARY CAPITAL
201	Common stock issued (Schedule XI)	50,000	50,000
211	Miscellaneous paid-in capital (Schedule XI)	0	0
215	Appropriated retained earnings (Schedule XI)	0	0
216	Unappropriated retained earnings
	(Schedule XI)	0	0
	Total Proprietary Capital	50,000	50,000

	LONG-TERM DEBT
223	Advances from associate
	companies (Schedule XII)	0	0
224	Other long-term debt (Schedule XII)	0	0
225	Unamortized premium on long-term debt	0	0
226	Unamortized discount on long-term
	debt-debit	0	0
227	Obligations under capital leases-noncurrent	2,264,333	2,150,422
	Total Long-term Debt	2,264,333	2,150,422

	CURRENT AND ACCRUED LIABILITIES
231	Notes payable	0	0
232	Accounts payable	51,635,113	63,947,946
233	Notes payable to associate
	companies (Schedule XIII)	0	0
234	Accounts payable to associate
	companies (Schedule XIII)	0	0
236	Taxes accrued	198,175	872,911
237	Interest accrued	0	0
238	Dividends declared	0	0
241	Tax collections payable	584,296	6,282,828
242	Miscellaneous current and accrued
	liabilities (Schedule XIII)	1,283,286	690,144
	Total Current and Accrued Liabilities	53,700,871	71,793,829

	DEFERRED CREDITS
253	Other deferred credits	77,600,508	63,901,176
255	Accumulated deferred investment tax credits	0	0
	Total Deferred Credits	77,600,508	63,901,176
282	ACCUMULATED DEFERRED INCOME TAXES	7,756,484	7,379,696
	Total Liabilities and Proprietary Capital	141,372,196	145,275,123

						6
Annual Report of Allegheny Energy Service Corporation
FOR YEAR ENDED DECEMBER 31, 2001

SCHEDULE II - SERVICE COMPANY PROPERTY

		Balance at		Retirements	Other	Balance at
		Beginning		or	Changes -2/	Close
	Description	of Year	Additions -1/	Sales		of Year
SERVICE COMPANY PROPERTY

Account
301	Organization

303	Miscellaneous
	Intangible Plant - 4/	0	3,827,220		0	3,827,220

304	Land and land
	rights

307	Equipment - 3/	706,489	795,903		(355,986)	1,146,406

309	Automobiles, other
	vehicles and
	related garage
	equipment

310	Aircraft and
	airport equipment	8,580,574	0		0	8,580,574

390.2	Structures and
	Improvements - 3/	0	8,614,102		0	8,614,102

391	Office Furniture - 3/	0	1,648,811		0	1,648,811

397	Communication
	Equipment - 3/	0	781,250		0	781,250

	Subtotal	9,287,063	15,667,286	0	(355,986)	24,598,363

107	Construction work
	in progress

	Total	9,287,063	15,667,286	0	(355,986)	24,598,363

	Provide an explanation of those changes considered material.

1/  Additions Include:
Equipment - $556,927 represents Xerox Networked 6100 PM document Publisher and Pitney Bowes Inserting/Folding system lease. $238,976 represents EMS Corp lease.
Structures and Improvements - represents leasehold improvements for AE Global Markets, Inc.
Office Furniture - represents the value of office furniture for AE Global Markets, Inc.
Communication Equipment - represents the telephone system for AE Global Markets, Inc.

2/  Other Changes Include:
Amortization of capitalized leases.

		7
Annual Report of Allegheny Energy Service Corporation
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE II - CONTINUED

3/ Subaccounts are required for each class of equipment owned. The company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:

		Balance
		at Close
Subaccount Description	Additions	of Year

Capitalized lease for equipment	795,903	1,146,406
Structures and Improvements	8,614,102	8,614,102
Office Furniture and Fixtures	1,648,811	1,648,811
Communication Equipment	781,250	781.250

Total	11,840,066	12,190,569

4/ DESCRIBE OTHER SERVICE COMPANY PROPERTY: Miscellaneous Intangible Plant of $3,827,220 is the value of the Allergo Software for AE Global Markets. 5/ DESCRIBE CONSTRUCTION WORK IN PROGRESS: NONE.

						8
Annual Report of Allegheny Energy Service Corporation
FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE III - ACCUMULATED PROVISION FOR
DEPRECIATION AND AMORTIZATION OF SERVICE COMPANY PROPERTY

		Balance at Beginning of Year	Additions to Act 403	Retirements	Other Changes ADD (DEDUCT) 1/	Balance at Close of Year
Account	Description

301	Organization

303	Miscellaneous
	intangible plant	0	0		(1,605,534)	(1,605,534)

304	Land and land
	rights

306	Leasehold
	improvements

307	Equipment

309	Automobiles, other
	vehicles and
	related garage
	equipment

310	Aircraft and
	airport equipment	(180,839)	(197,268)		0	(378,107)

311	Other service company property

390	Structures and Improvements	0	0		(526,417)	(526,417)

391	Office Furniture	0	0		(157,030)	(157,030)

397	Communications Equipment	0	0		(65,104)	(65,104)

	Total	(180,839)	(197,268)	0	(2,354,085)	(2,732,192)

Provide an explanation of those changes considered material:

1/   Accumulated Depreciation on acquired assets. (Software, Building Leasehold
Improvements, Office Furniture & Fixtures and Communication Equipment)

					9
Annual Report of Allegheny Energy Service Corporation
FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE IV - INVESTMENTS

Instructions: Complete the following schedule concerning investments.
Under Account 124 "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc. Under Account 136, "Temporary Cash Investments",
list each investment separately.

				Balance at	Balance at
				Beginning	Close
Description				of Year	of Year

Account	123	-	Investment in Associate Companies
	None.			0	0

Account	124	-	Other Investments

	Long-term case deposit on future Corporate Jet Purchase			700,000	700,000
	New York Mercantile Exchange seats			0	1,420,000
				700,000	2,120,000

Account	136	-	Temporary Cash Investments
	None.
				0	0
	Total			700,000	2,120,000

				10
Annual Report of Allegheny Energy Service Corporation
FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

Instructions: Complete the following schedule listing accounts receivable from each associate company. Where the company has provided
accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

		Balance at		Balance at
		Beginning		Close
Description		of Year		of Year

Account	146- Accounts Receivable from Associate Companies
Allegheny Energy, Inc.		1,947,893		(62,214)
Monongahela Power Company		28,726,673		16,726,450
The Potomac Edison Company		20,424,275		16,253,986
West Penn Power Company		26,049,378		23,730,018
Mountaineer Gas		0		2,133,662
Mountaineer Gas Services		0		32,711
Allegheny Energy Supply, Inc.		(246,623)		(21,436,074)
Allegheny Energy Hunlock Creek, LLC		207,445		5,016
Allegheny Energy Supply Conemaugh		0		654
Allegheny Energy Supply Gleason Generating Facility, LLC		0		131,288
Allegheny Energy Supply Wheatland Generating Facility, LLC		0		134,098
Allegheny Energy Supply Lincoln Generating Facility, LLC		0		21,553
Allegheny Generating Company		71,050		55,547
Allegheny Pittsburgh Coal Company		825		(528)
Allegheny Ventures, Inc.		501,011		446,890
AYP Energy, Inc.		692		2
Allegheny Communications Connect, Inc.		416,616		804,533
Allegheny Energy Solutions, Inc.		353,546		401,383
Allegheny Energy Units 1 & 2		42,281		0
West Virginia Power & Transmission		12,115		32,281
West Penn Funding, LLC		0		(103)
Green Valley Hydro, LLC		0		24,609
Fellon McCord		0		2,690

Total		78,507,177		39,438,452

Analysis of Convenience or Accommodation Payments

Description	Monongahela Power Company	The Potomac EdisonCompany	West Penn Power Company	TOTAL PAYMENTS

Not applicable.
TOTAL PAYMENTS	0	0	0	0

			11
Annual Report of Allegheny Energy Service Corporation
FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

Instructions: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed
"Summary" listed below give an overall report of the fuel functions performed by the company.

Description	Labor	Expenses	Total

Account	152 - Fuel Stock Expenses Undistributed

None.

Total	0	0	0

			12
Annual Report of Allegheny Energy Service Corporation
FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

Instructions: Report the amount of labor and expenses associated with respect to stores expense during the year and indicate amount attributable to each associate company.

Description	Labor	Expenses	Total

Account	163 - Stores Expense Undistributed

None.

Total	0	0	0

					13
Annual Report of Allegheny Energy Service Corporation
FOR THE YEAR ENDED DECEMBER 31, 2001
SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS

	Instructions: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

				Balance at	Balance at
				Beginning	Close
Description				of Year	of Year

Account	174	-	Miscellaneous Current and Accrued Assets

None.

Total				0	0

			14
Annual Report of Allegheny Energy Service Corporation
FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

Instructions: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

		Balance at	Balance at
		Beginning	Close
Description		of Year	of Year

Account	186 - Miscellaneous Deferred Debits

	Pension Prepayment	33,160,312	31,762,439
	Miscellaneous Debits - Other Deferred Charges	140,396	1,149,529
	Multiple Lines of Accounting - Purchase Requisitions	2,429	0
	Undistributed Contractor Charges - WMS	4,539	0
	Undistributed Accounts Payable - WMS	(2,557)	0
	OPEB Deferred from Mountaineer Gas	0	9,623,887
	Pension Deferred from Mountaineer Gas	0	6,187,873
	Deferred Hourly Wage Accruals	711,472	(403,318)
	Undistributed ROWVC - WMS	(6,599)	0
	Undistributed Labor - WMS	58,705	0

Total		34,068,697	48,320,410

				15
Annual Report of Allegheny Energy Service Corporation
FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE X - RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

Instructions: Provide a description of each material research, development or demonstration project which incurred costs by the company during the year.

Description				Amount

Account	188	-	Research, Development, or Demonstration
			Expenditures

None.

Total				0

					16
Annual Report of Allegheny Energy Service Corporation
	FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE XI - PROPRIETARY CAPITAL

		Number of	Par / Stated	Outstanding Shares
		Shares	Value	At Close of Period
Account	Class of Stock	Authorized	Per Share	Number	Amount

201	Common Stock Issued	50,000	10	5000	$50,000

Instructions: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

Account	Description				Amount

211	Miscellaneous Paid-in Capital*		None.		0
215	Appropriated Retained Earnings		None.		0

	Total				0

Instructions: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

		Balance at	Net		Balance at
		Beginning	Income	Dividends	Close
Account	Description	of Year	(Loss)	Paid	of Year

216	Unappropriated Retained
	Earnings

	None.

	Total	0	0	0	0

								17
Annual Report of Allegheny Energy Service Corporation
FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE XII - PROPRIETARY CAPITAL

Instructions: Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224, "Other Long-Term Debt", provide the the name of the creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

	Terms of Obligations Class &	Date			Balance at			Balance at
	Series of	of	Interest	Amount	Beginning			Close
Name of Creditor	Obligations	Maturity	Rate	Authorized	of Year	Additions	Deductions	of Year

223 - Advances from associate
companies:

None								0

224 - Other long-term debt:

None.								0

Total	0	0	0	0	0	0	0	0

			18
Annual Report of Allegheny Energy Service Corporation
FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

Instructions: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less then $10,000 may be grouped, showing the number of items in each group.

		Balance at	Balance at
		Beginning	Close
Description		of Year	of Year

Account	233 - Notes Payable to Associate Companies	0	0

	None.

	Total	0	0

Account	234 - Accounts Payable to Associate Companies

	None.

	Total	0	0

Account	242 - Miscellaneous Current and Accrued Liabilities

	Capital leases	560,691	886,697
	Audit Expense Liabiltity	245,537	352,501
	Workers Compensation Awards	(116,084)	43,845
	Other Curent and Accrued Liabilities - Mon. Power	0	243

	Total	690,144	1,283,286

19

ANNUAL REPORT OF ALLEGHENY ENERGY SERVICE CORPORATION
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE XIV
NOTES TO FINANCIAL STATEMENTS

Instructions: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated by reference.

None other than those specifically noted on various pages.

			20
Annual Report of Allegheny Energy Service Corporation
FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE XV - STATEMENT OF INCOME

Description		Current Year	Prior Year
Account
	Income
457	Services rendered to associate companies	533,013,990	481,267,866
458	Services rendered to nonassociate companies	0	0
421	Miscellaneous income or loss	0	0
	Total Income	533,013,990	481,267,866

	Expense
101-108	Utility plant expenses	101,645,560	100,052,115
500-557	Power production expenses	98,768,724	91,616,196
560-598	Transmission & Distribution expenses	59,252,383	57,271,388
870-894	Transmission & Distribution expenses - Gas	12,532,718	1,361,230
901-910	Customer accounts & services expenses	35,389,118	34,888,646
912-913	Sales & expenses	5,514,662	4,892,338
920	Salaries and wages	62,746,110	61,329,671
921	Office supplies and expenses	24,249,384	19,501,800
922	Administrative expense transferred - credit	551	43
923	Outside services employed	17,500,241	15,239,227
924	Property insurance	18,000	69,373
925	Injuries and damages	4,039,636	661,284
926	Employee pensions and benefits	46,310,365	39,192,401
928	Regulatory commission expense	595,733	348,037
930.1	General advertising expense	448,546	256,168
930.2	Miscellaneous general expenses	13,606,932	10,820,128
931	Rents	25,856,009	21,666,844
935	Maintenance of structures and equipment	4,200,502	4,200,055
403	Depreciation and amortization expense	0	0
408	Taxes other than income taxes	18,695,398	16,507,346
409	Income taxes	5,449,716	128,043
410	Provision for deferred income taxes	376,788	6,955,284
411	Provision for deferred income taxes - credit	(5,715,348)	(6,654,468)
411.5	Investment tax credit	0	0
421	Miscellaneous income/loss	558,200	10,537
426.1	Donations	169,784	168,865
426	Other deductions	565,580	503,051
427	Interest on long-term debt	0	0
431	Other interest expense	238,698	282,264
	Total Expense	533,013,990	481,267,866

	Net Income or (Loss)	0	0

				21
Annual Report of Allegheny Energy Service Corporation
FOR THE YEAR ENDED DECEMBER 31, 2001

ANALYSIS OF BILLING
ASSOCIATE COMPANIES - ACCOUNT 457

	Direct Costs Charged 457-1	Indirect Costs Charged 1/ 457-2	Compensation For Use Of Capital 457-3	Total Amount Billed
Name of Associate Company

West Penn Power Company	59,851,462	81,903,341	0	141,754,803
Monongahela Power Company	59,813,634	74,299,922	0	134,113,556
Allegheny Energy Supply Co	80,773,816	35,308,194	0	116,082,010
The Potomac Edison Company	32,893,152	55,091,208	0	87,984,360
Mountaineer Gas	22,471,411	9,692,456	0	32,163,867
Allegheny Energy, Inc.	4,926,638	1,329,157	0	6,255,795
Allegheny Ventures, Inc.	2,645,927	581,225	0	3,227,152
Allegheny Comm. Connect, Inc.	2,717,791	489,788	0	3,207,579
AE Global Markets LLC	2,229,834	955,766	0	3,185,600
Allegheny Energy Solutions, Inc.	2,412,996	422,484	0	2,835,480
AE Supply Gleason Generating Facility, LLC	422,816	44,916	0	467,732
AE Supply Wheatland Generating Facility, LLC	412,015	45,156	0	457,171
Allegheny Generating Company	297,462	47,688	0	345,150
West Virginia Power & Trans. Co.	288,309	3,062	0	291,371
Allegheny Energy Hunlock Creek, LLC	160,872	22,032	0	182,904
Green Valley Hydro, LLC	106,808	50,586	0	157,394
Mountaineer Gas Services	36,851	48,686	0	85,537
Allegheny Energy Units 1 & 2	49,986	32,934	0	82,920
AE Supply Lincoln Generating Facility, LLC	4,374	46,669	0	51,043
AE Supply La Paz	43,640	0	0	43,640
West Penn Funding Corp.	13,735	0	0	13,735
Allegheny Pittsburgh Coal Co.	10,496	0	0	10,496
Allegheny Energy Conemaugh	8,765	0	0	8,765
AYP Energy, Inc.	2,804	14	0	2,818
Fellon McCord	2,690	0	0	2,690
West Penn Funding, LLC	422	0	0	422

Total	272,598,706	260,415,284	0	533,013,990

1/ Note: items noted as "indirect" are recorded in account 457-1 along with "direct" charges.

22
Annual Report of Allegheny Energy Service Corporation
FOR THE YEAR ENDED DECEMBER 31, 2001

ANALYSIS OF BILLING NONASSOCIATE COMPANIES
ACCOUNT 458

	Direct Cost Charged 458-1	Indirect Costs Charged 458-2	Compensation For Use Of Capital 458-3	Total Cost	Excess Or Deficiency	Total Amount Billed
Name of Nonassociate Company*
None.

TOTAL

Instructions: Provide a brief description of the services rendered to each nonassociate company:

23 ANNUAL REPORT OF Allegheny Energy Service Corporation For the Year Ended December 31, 2001 SCHEDULE XVI ANALYSIS OF CHARGES FOR SERVICE ASSOCIATE AND NONASSOCIATE COMPANIES
	DESCRIPTION OF ITEMS	ASSOCIATE COMPANY CHARGES			NONASSOCIATE COMPANY CHARGE			1/TOTAL CHARGES FOR SERVICE
101-108 500-557 560-598 870-894 901-910 912-913 920 921 922 923 924 925 926 928 930.1 930.2 931 935 403 408 409 410 411 411.5 421 426.1 426 427 431

UTILITY PLANT
EXPENSES

POWER PRODUCTION
EXPENSES

TRANS &
DISTRIBUTION EXP

TRANS &
DISTRIBUTION EXP
GAS

CUSTOMER ACCOUNT &
SERVICES EXP

SALES EXPENSES

SALARIES AND WAGES

OFFICE SUPPLIES
AND EXPENSES

ADMINISTRATIVE
EXPENSES
TRANSFERRED-CREDIT

OUTSIDE SERVICES
EMPLOYED

PROPERTY INSURANCE

INJURIES AND
DAMAGES

EMPLOYEE PENSIONS
AND BENEFITS

REGULATORY
COMMISSION EXPENSE

GENERAL
ADVERTISING
EXPENSES

MISCELLANEOUS
GENERAL EXPENSES

RENTS

MAINTENANCE OF
STRUCTURES AND
EQUIPMENT

DEPRECIATION AND
AMORTIZATION
EXPENSE

TAXES OTHER THAN
INCOME TAXES

INCOME TAXES

PROVISION FOR
DEFERRED INCOME
TAXES

PROVISION FOR
DEFERRED INCOME
TAXES-CREDIT

INVESTMENT TAX
CREDIT

MISCELLANEOUS
INCOME/LOSS

DONATIONS

OTHER DEDUCTIONS

INTEREST ON LONG-
TERM DEBT

OTHER INTEREST
EXPENSE

DIRECT COST

     89,749,746

     78,296,587

     32,618,605

     12,167,644

    21,998,712

      1,940,568

     22,230,079

     5,156,070

-

      5,980,439

-

        999,589

     (2,471,491)

       608,303

         1,150

      4,371,268

      2,615,278

      1,189,495

-

(5,483,072)

-

-

-

-

        498,193

-

        131,543

-

-

INDIRECT COST

   11,868,797

  20,495,571

   26,587,615

      426,709

   13,447,248

    3,573,184

   40,516,032

   19,093,410

          519

   11,504,227

       18,000

    3,040,463

    8,741,252

-

      447,459

    9,341,741

   23,240,144

   3,011,769

-

   24,164,514

-

-

-

-

       55,005

      169,784

      433,143

       -

      238,698

TOTAL

  101,618,543

   98,792,158

   59,206,220

   12,594,353

   35,445,960

    5,513,752

   62,746,111

   24,249,480

          519

  17,484,666

       18,000

    4,040,052

   46,269,761

      608,303

      448,609

   13,713,009

   25,855,422

    4,201,264

-

   18,681,442

-

-

-

-

      553,198

      169,784

      564,686

-

      238,698

					DIRECT COST - - - - - - - - - - - - - - - - - - - - - - - - - - - - -	INDIRECT COST - - - - - - - - - - - - - - - - - - - - - - - - - - - - -	TOTAL - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

DIRECT COST

89,749,746

 78,296,587

 32,618,605

 12,167,644

 21,998,712

  1,940,568

22,230,079

5,156,070

-

  5,980,439

-

999,589

 (2,471,491)

    608,303

      1,150

  4,371,268

  2,615,278

1,189,495

-

 (5,483,072)

-

-

-

-

    498,193

-

131,543

-

-

INDIRECT
COST
  11,868,797

  20,495,571

  26,587,615

     426,709

  13,447,248

   3,573,184

40,516,032

19,093,410

         519

  11,504,227

      18,000

3,040,463

  48,741,252

-

     447,459

   9,341,741

  23,240,144

3,011,769

-

  24,164,514

-

-

-

-

      55,005

     169,784

433,143

-

238,698

TOTAL

 101,618,543

  98,792,158

  59,206,220

  12,594,353

  35,445,960

   5,513,752

62,746,111

24,249,480

         519

  17,484,666

      18,000

4,040,052

  46,269,761

     608,303

     448,609

  13,713,009

  25,855,422

4,201,264

-

  18,681,442

-

-

-

-

     553,198

     169,784

564,686

-

238,698

INSTRUCTION: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules

       TOTAL EXPENSES

   COMPENSATION FOR USE OF EQUITY CAPITAL

430  INTEREST ON DEBT TO ASSOC COS.

      TOTAL COST OF SERVICE

		272,598,706 - - 272,598,706	260,415,284 - - 260,415,284	533,013,990 - - 533,013,990	- - -	- - -	- - -	272,598,706 - - 272,598,706	260,415,284 - - 260,415,284	533,013,990 - - 533,013,990

1/ Note: the above ties in total to page 20. Schedule XV but not necessarily line by line. This is due to the fact that costs incurred by AESC may be categorized differently when billed over to the operating companies.

24 ANNUAL REPORT OF Allegheny Energy Service Corporation For the Year Ended December 31, 2001 SCHEDULE XVII SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
			DEPARTMENT OR SERVICE FUNTION
101-108 500-557 560-598 759-894 901-910 911-913 920 921 922 923 924 925 926 928 930.1 930.2 931 935 403 408 409 410 411 411.5 421 426.1 426 427 430 431

UTILITY PLANT EXPENSES

POWER PRODUCTION
EXPENSES

TRANSMISSION & DIST EXP

TRANSMISSION & DIST EXP
GAS

CUSTOMER ACCOUNT &
SERVICES EXP

SALES EXPENSES

SALARIES AND WAGES

OFFICE SUPPLIES AND
EXPENSES

ADMINISTRATIVE EXPENSES
TRANSFERRED-CREDIT

OUTSIDE SERVICES
EMPLOYED

PROPERTY INSURANCE

INJURIES AND DAMAGES

EMPLOYEE PENSIONS AND
BENEFITS

REGULATORY COMMISSION
EXPENSE

GENERAL ADVERTISING
EXPENSES

MISCELLANEOUS GENERAL
EXPENSES

RENTS

MAINTENANCE OF
STRUCTURES
AND EQUIPMENT

DEPRECIATION AND
AMORTIZATION EXPENSE

TAXES OTHER THAN INCOME
TAXES

INCOME TAXES

PROVISION FOR DEFERRED
INCOME TAXES

PROVISION FOR DEFERRED
INCOME TAXES-CREDIT

INVESTMENT TAX CREDIT

MISCELLANEOUS
INCOME/LOSS

DONATIONS

OTHER DEDUCTIONS

INTEREST ON LONG-TERM
DEBT

INTEREST ON DEBT TO
ASSOCIATE COMPANIES

OTHER INTEREST EXPENSE

TOTAL
AMOUNT

 101,645,560

  98,768,724

  59,252,383

  12,532,718

  35,389,118

   5,514,662

  62,746,110

  24,249,384

         551

  17,500,241

      18,000

   4,039,636

  46,310,365

     595,733

     448,546

  13,606,932

  25,856,009

 4,200,502

           0

  18,695,398

   5,449,716

     376,788

  (5,715,348)

           0

     558,200

     169,784

     565,580

           0

          0

     238,698

		OVERHEAD 1,944,517 3,844,656 393 108 202,600 0 9,616,421 (97,433) 0 397,724 0 1,327 (47,094,747) 0 0 451,203 19,919,960 10,586 0 2,047,944 5,449,716 376,788 (5,715,348) 0 386,604 0 87,886 0 0 1,191	EXECUTIVE 40,585 468,111 4,975 0 6,823 548 3,475,700 701,647 0 1,199,442 0 2,340 752,932 0 0 3,470,044 175,694 7,912 0 224,499 0 0 0 0 0 0 456,177 0 0 0	LEGAL GROUP (461,088) 87,735 12,858 1,829 50,054 14,319 2,814,384 536,020 0 1,954,516 0 1,258,622 645,682 116,070 0 498,667 158,088 8,271 0 270,225 0 0 0 0 7,933 0 12,818 0 0 0	FINANCE ADMIN 3,901 8,135 3,649 0 0 0 888,372 123,972 0 591,091 0 950 403,554 0 0 160,302 16,153 895 0 55,937 0 0 0 0 0 0 0 0 0 0	AUDIT SERVICES 24,304 0 444 0 8,398 0 1,593,581 331,942 0 789,746 0 17 379,033 0 0 0 57,334 5,433 0 112,829 0 0 0 0 0 0 0 0 0 0	CONTROLLER 3,414,926 1,694 5,079 11,955 25,040 9 7,324,864 2,885,431 0 1,557,917 0 5,390 1,032,118 18,565 0 33,799 316,340 22,307 0 492,663 0 0 0 0 (13) 758 70 0 0 0	TREASURER 383,952 4,423 469 0 1,040,987 2,106 1,695,603 1,142,227 0 296,134 0 2,237 521,926 957 0 1,431,309 95,871 6,814 0 228,924 0 0 0 0 0 0 961 0 0 0	REGULATIONS & RATES 184,879 0 7,252 0 57,582 0 2,187,138 421,793 0 274,843 0 2,113 448,245 318,710 0 450,783 159,169 12,172 0 210,273 0 0 0 0 0 0 0 0 0 0
INSTRUCTION: Indicate each department or service function. (See instruction 01-3 General Structure of Accounting System: Uniform System of Accounts). TOTAL EXPENSES	533,013,990	(8,167,904)	10,987,429	7,983,003	2,256,911	3,303,061	17,148,912	6,854,900	4,735,052
Note; Overhead amounts include adjustments and clearing that were not done at the department level.

24A ANNUAL REPORT OF Allegheny Energy Service Corporation For the Year Ended December 31, 2001 SCHEDULE XVII SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
	DEPARTMENT OR SERVICE FUNCTION
101-108 500-557 560-598 759-894 901-910 911-913 920 921 922 923 924 925 926 928 930.1 930.2 931 935 403 408 409 410 411 411.5 421 426.1 426 427 430 431

UTILITY PLANT EXPENSES

POWER PRODUCTION EXPENSES

TRANSMISSION & DISTRIBUTION EXP

TRANSMISSION & DISTRIBUTION
EXP GAS

CUSTOMER ACCOUNT & SERVICES EXP

SALES EXPENSES

SALARIES AND WAGES

OFFICE SUPPLIES AND EXPENSES

ADMINISTRATIVE EXPENSES
TRANSFERRED-CREDIT

OUTSIDE SERVICES EMPLOYED

PROPERTY INSURANCE

INJURIES AND DAMAGES

EMPLOYEE PENSIONS AND BENEFITS

REGULATORY COMMISSION EXPENSE

GENERAL ADVERTISING EXPENSES

MISCELLANEOUS GENERAL EXPENSES

RENTS

MAINTENANCE OF STRUCTURES AND
EQUIPMENT

DEPRECIATION AND AMORTIZATION
EXPENSE

TAXES OTHER THAN INCOME TAXES

INCOME TAXES

PROVISION FOR DEFERRED INCOME
TAXES

PROVISION FOR DEFERRED INCOME
TAXES-CREDIT

INVESTMENT TAX CREDIT

MISCELLANEOUS INCOME/LOSS

DONATIONS

OTHER DEDUCTIONS

INTEREST ON LONG-TERM DEBT

INTEREST ON DEBT TO ASSOCIATE
COMPANIES

OTHER INTEREST EXPENSE

	CORPORATE COMMUNICATION & ADMINISTRATION 17,862 693 1,888 0 116,085 1,613 1,333,946 530,332 0 1,109,015 0 2,221 360,428 0 178,075 939,854 58,841 5,066 0 105,067 0 0 0 0 0 5,819 0 0 0 0	HUMAN RESOURCES 1,369,016 629 43,780 0 202,989 28 144,935 1,171,923 0 608,159 0 725,800 48,977,020 0 0 79,387 213,730 38,041 0 129,200 0 0 0 0 0 0 0 0 0 237,507	INFORMATION SYSTEMS 3,290,318 0 56,960 0 64,549 53 756,728 439,948 0 183,462 0 60 79,869 0 32,694 3,709 39,670 0 16,467 0 0 0 0 0 0 0 0 0 0 0	PROCUREMENT 599,069 (11) 18,526 0 0 0 674,838 177,830 0 184,630 0 2,452 99,403 0 0 9,023 62,709 2,970 0 46,496 0 0 0 0 0 0 0 0 0 0	SYSTEM SECURITY 19,147 0 1,580 0 257 0 1,263,957 250,308 0 113,984 0 152 228,508 0 0 4,860 46,557 1,684 0 89,987 0 0 0 0 0 5,856 0 0 0 0
INSTRUCTION: Indicate each department or service function. (See instruction 01-3 General Structure of Accounting System: Uniform System of Accounts.) TOTAL EXPENSES	4,766,805	53,642,144	4,964,487	1,877,935	2,026,837
Note: Overhead amounts include adjustments and clearing that were not done at the department level.

25 ANNUAL REPORT OF Allegheny Energy Service Corporation For the Year Ended December 31, 2001 SCHEDULE XVII SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
101-120 500-557 560-598 759-894 901-910 911-913 920 921 922 923 924 925 926 928 930.1 930.2 931 935 403 408 409 410 411 411.5 421 426.1 426 427 430 431

DESCRIPTION OF ITEMS

UTILITY PLANT EXPENSES

POWER PRODUCTION
EXPENSES

TRANS & DISTR EXP

TRANS & DISTR EXP GAS

CUSTOMER ACCOUNT &
SERVICES EXP

SALES EXPENSES

SALARIES AND WAGES

OFFICE SUPPLIES AND
EXPENSES

ADMINISTRATIVE
EXPENSES
TRANSFERRED-CREDIT

OUTSIDE SERVICES
EMPLOYED

PROPERTY INSURANCE

INJURIES AND DAMAGES

EMPLOYEE PENSIONS AND
BENEFITS

REGULATORY COMMISSION
EXPENSE

GENERAL ADVERTISING
EXPENSES

MISCELLANEOUS GENERAL
EXPENSES

RENTS

MAINTENANCE OF
STRUCTURES AND
EQUIPMENT

DEPRECIATION AND
AMORTIZATION
EXPENSE

TAXES OTHER THAN
INCOME TAXES

INCOME TAXES

PROVISION FOR DEFERRED
INCOME TAXES

PROVISION FOR DEFERRED
INCOME TAXES-CREDIT

INVESTMENT TAX CREDIT

MISCELLANEOUS
INCOME/LOSS

DONATIONS

OTHER DEDUCTIONS

INTEREST ON LONG-TERM
DEBT

INTEREST ON DEBT TO
ASSOCIATE COMPANIES

OTHER INTEREST EXPENSE

	ALLEGHENY ENERGY SUPPLY ADMINISTRATION 711,319 143,505 1,110 0 23,111 40 3,125,325 634,307 0 327,818 0 118,623 988,804 0 0 47,056 38,279 1,706 0 166,148 0 0 0 0 0 0 0 0 0 0	AE GLOBAL ENERGY MARKETS 190,308 441 0 0 0 0 59,256 0 0 8,012 0 137 542,197 0 0 0 159,571 2,963 0 1,221 0 0 0 0 0 0 0 0 0 0	INFORMATION MANAGEMENT- SUPPLY 14,044 1,050 0 0 250 59 1,346,524 438,703 0 317,003 0 298 255,648 0 0 5,041 131,248 4,413 0 101,843 0 0 0 0 0 0 0 0 0 0	PLANNING- SUPPLY 2,549,718 395,556 409,025 0 6,753 0 450,037 257,339 0 13,083 0 198 185,912 0 0 2,478,403 27,092 1,672 0 50,396 0 0 0 0 0 103,930 2,418 0 0 0	PRODUCTION & SALES- SUPPLY 3,385,964 89,164,481 134,531 13 251,728 944,884 (149,807) 890,931 0 1,368,850 0 1,513 13,533,892 91,259 0 179,311 208,561 134,322 0 6,497,732 0 0 0 0 0 84 174 0 0 0	PROJECTS DIVISION- SUPPLY 1,244,677 262,437 2,242 0 17 0 2,739,736 882,648 0 589,650 0 963 807,493 0 0 18,433 349,626 86,673 0 225,072 0 0 0 0 0 41,600 0 0 0 0
INSTRUCTION: Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts). TOTAL EXPENSES	6,327,151	964,106	2,616,124	6,931,532	116,638,423	7,251,267
Note: Overhead amounts include adjustments and clearing that were not done at the department level.

25A ANNUAL REPORT OF Allegheny Energy Service Corporation For the Year Ended December 31, 2001 SCHEDULE XVII SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
101-120 500-557 560-598 759-894 901-910 911-913 920 921 922 923 924 925 926 928 930.1 930.2 931 935 403 408 409 410 411 411.5 421 426.1 426 427 430 431

DESCRIPTION OF ITEMS

UTILITY PLANT EXPENSES

POWER PRODUCTION
EXPENSES

TRANS & DISTR EXP

TRANS & DISTR EXP GAS

CUSTOMER ACCOUNT &
SERVICES EXP

SALES EXPENSES

SALARIES AND WAGES

OFFICE SUPPLIES AND
EXPENSES

ADMINISTRATIVE
EXPENSES TRANSFERRED-
CREDIT

OUTSIDE SERVICES
EMPLOYED

PROPERTY INSURANCE

INJURIES AND DAMAGES

EMPLOYEE PENSIONS AND
ENEFITS

REGULATORY COMMISSION
EXPENSE

GENERAL ADVERTISING
EXPENSES

MISCELLANEOUS GENERAL
EXPENSES

RENTS

MAINTENANCE OF
STRUCTURES AND
EQUIPMENT

DEPRECIATION AND
AMORTIZATION EXPENSE

TAXES OTHER THAN
INCOME TAXES

INCOME TAXES

PROVISION FOR
DEFERRED INCOME TAXES

PROVISION FOR
DEFERRED INCOME
TAXES-CREDIT

INVESTMENT TAX CREDIT

MISCELLANEOUS
INCOME/LOSS

DONATIONS

OTHER DEDUCTIONS

INTEREST ON LONG-TERM
DEBT

INTEREST ON DEBT TO
ASSOCIATE COMPANIES

OTHER INTEREST
EXPENSE

	ALLEGHENY POWER ADMINISTRATION 720 0 118 233 10 0 857,334 130,050 0 662,222 0 57,112 171,107 5,969 269,321 1,330,843 15,531 827 0 37,127 0 0 0 0 2,563 9,248 478 0 0 0	AP HUMAN RESOURCES 64,108 9 556,935 314 334 0 1,657,514 289,015 0 382,180 0 849,252 781,898 0 0 37,529 67,142 4,276 0 518,146 0 0 0 0 0 0 0 0 0 0	AP CUSTOMER AFFAIRS 532,431 669,802 2,630,409 469,928 14,485,976 4,196,782 3,755,268 823,735 0 457,154 0 5,548 3,283,187 25,881 0 29,968 359,576 55,438 0 1,389,802 0 0 0 0 3,156 1,697 3,130 0 0 0

AP
CUSTOMER
OPERATIONS

   74,571,516

       15,575

   42,917,371

   12,035,829

   16,598,330

        3,551

    8,247,073

    1,729,838

          551

    1,899,731

       18,000

      996,579

   15,877,252

       12,041

         (400)

      688,570

    1,123,780

    3,319,215

            0

    4,742,447

            0

            0

            0

            0

      157,630

          702

          368

            0

            0

            0

AP
SYSTEM
PLANNING
& OPERATIONS

     6,568,219

        3,697,246

       12,440,444

           12,509

        2,246,970

          119,263

        3,307,332

        8,578,985

                0

        1,891,175

                0

            1,570

        2,091,317

            6,281

                0

        1,116,593

        1,998,349

          425,234

                0

          951,535

               0

                0

                0

                0

              328

               54

               21

                0

                0

                0

						(Unregulated) ALLEGHENY VENTURES 981,148 2,557 2,345 0 175 231,407 3,580,051 977,893 0 622,700 0 4,162 957,687 0 1,550 117,260 93,099 1,942 0 283,418 0 0 0 0 (1) 36 1,079 0 0 0
INSTRUCTION: Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts). TOTAL EXPENSES	3,550,813	4,908,652	33,178,868	184,955,549	45,453,425	7,858,508
Note: Overhead amounts include adjustments and clearing that were not done at the department level.

					26
Annual Report of Allegheny Energy Service Corporation
FOR THE YEAR ENDED DECEMBER 31, 2001

DEPARTMENTAL ANALYSIS OF SALARIES
ACCOUNT 920

	Departmental Salary Expense
Name of Department Indicate each department or service function.		Included in Amounts Billed to			Number Personnel
	Total Amount	Parent Company	Other Associates	Non- Associates	End of Year
Executive	2,423,726	744,764	1,678,962	0	39
Legal Group	3,700,805	120,771	3,580,034	0	60
Finance Administration	745,029	48,680	696,349	0	12
Audit Services	1,466,053	2,215	1,463,838	0	32
Controller	8,031,764	17,912	8,013,852	0	148
Treasurer	3,128,483	24,975	3,103,508	0	60
Regulations & Rates	2,821,309	0	2,821,309	0	49
Corporate Communications & Administration	1,408,244	478	1,407,766	0	23
Human Resources	1,980,061	574	1,979,487	0	66
Information Services	7,427,119	0	7,427,119	0	119
Procurement	1,307,786	70	1,307,716	0	27
System Security	1,176,934	2,163	1,174,771	0	26
Allegheny Energy Supply Administrations	1,897,389	32,347	1,865,042	0	12
AE Global Energy Markets	16,030	0	16,030	0	123
Information Management - Supply	1,349,999	3,321	1,346,678	0	20
Planning - Supply	674,540	2,946	671,594	0	0
Production & Sales	90,281,435	56	90,281,379	0	1,386
Projects Division	3,766,258	147	3,766,111	0	117
Allegheny Power Administration	1,008,747	18	1,008,729	0	2
AP Corporate	2,865,638	16	2,865,622	0	14
Customer Affairs	18,325,626	17	18,325,609	0	466
Customer Operations	143,317,915	48,424	143,269,491	0	2,615
System Planning & Operations	14,687,875	93	14,687,782	0	214
Allegheny Ventures	4,095,683	27	4,095,656	0	48

TOTAL	317,904,448	1,050,014	316,854,434	0	5,678

In 1997 virtually all employees of associated companies were transferred to Allegheny Energy Service Corporation.
These amounts include total salaries rather than just Account 920 amounts. These amounts may include charges to accounts throughout the Income Statement and Balance Sheet. Therefore, they can not be identified in total with any particular line on Schedule X, but are distributed among various lines.

		27
Annual Report of Allegheny Energy Service Corporation
FOR THE YEAR ENDED DECEMBER 31, 2001

OUTSIDE SERVICES EMPLOYED
ACCOUNT 923

Instructions: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown.
Provide a subtotal for each type of service.

From Whom Purchased		Amount

Data Processing Service
29 Vendors Over $100,000		8,876,452
IBM Corp.	1,015,722
Genosys Technology Mgmt	684,818
Corporate Software	607,857
Fleet Business Credit Co.	543,780
Comptuer Assoc. International	498,124
Softsmiths Inc	471,135
Oracle Corp.	469,326
Alstom ESCA	395,236
Corpsoft Inc.	383,156
PricewaterhouseCoopers	360,972
Integ Enterprise Consult	315,197
Severn Trent Systems	310,468
EMC Corporation	306,173
Compuware Corp	278,085
CINCOM	261,742
Candle Corp.	256,160
Lodestar Corporation	193,075
BMC Software Distribution	185,532
Hyperion Solutions	161,158
Mapframe Corp	160,345
Gatx Technology Srvs	141,087
Aspen Consulting Inc.	118,598
Sys-Tec Corp	113,909
Mercury Interactive Corp	113,586
Storage Technology Corp	110,059
Ciber	107,456
Powerplan Consultants Inc	106,679
Ceridian Employer Service	104,940
Compucom Systems Inc	102,077

Miscellaneous - 72 Vendors Over $10,000		2,656,529
PeopleSoft USA Inc	98,985
Wireless Matrix USA Inc	91,435
Metavante Corporation	90,715
Exault LLC	85,213
Convergent Group Corp	83,455
Data Processing Sciences	81,324
OSI Software Inc	81,170
GE Smallworld US Inc	80,000

		27A
Annual Report of Allegheny Energy Service Corporation
FOR THE YEAR ENDED DECEMBER 31, 2001

OUTSIDE SERVICES EMPLOYED
ACCOUNT 923

Instructions: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown.
Provide a subtotal for each type of service.

From Whom Purchased		Amount

Soleil Technologies LLC	79,873
New Energy Assoc LLC	78,173
BEA Systems Inc	77,746
Levi Ray & Shoup, Inc	72,485
El Camino Resources	70,544
Twigg Consulting Inc	64,583
Digital Inspections	61,480
AONIX	57,504
Secure Computing Corp	56,906
Netegrity Inc	52,711
First Bank - VISA	48,310
Utility Associates Inc	47,700
Sterling Commerce Inc	46,175
Remedy Corporation	44,143
Compaq Comp	43,296
Comdisco Inc	42,258
Avaya, Inc	41,507
Cornell University	40,000
Primavera Systems Inc	38,578
EiViewStar, Inc	37,807
Jetform Corporation	37,222
Pitney Bowes Inc	37,109
Allen Systems Group Inc	36,855
SAS Institute Inc	35,306
Bentley Systems Inc	34,125
Terry Waterbury	32,589
LLI Technologies Inc	30,101
The Simplex Group	29,497
Moore Business Communication	29,249
Itron Inc	25,288
Financial Times Energy	24,115
Stoner Associates Inc	23,967
Chapman Corp	23,570
Network Associates Inc	22,725
Standard & Poor's	22,495
Engle Business System	22,007
Mercator Software	20,536
Powertran Systems Limited	19,196
Jumpstart Services Inc	19,181
Vanryck Consulting Inc	18,600
Saratoga Systems, Inc	18,469
RLW Analytics, Inc	17,754
Bloomberg, L P	16,663
Continuum	16,490

		27B
Annual Report of Allegheny Energy Service Corporation
FOR THE YEAR ENDED DECEMBER 31, 2001

OUTSIDE SERVICES EMPLOYED
ACCOUNT 923

Instructions: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown.
Provide a subtotal for each type of service.

From Whom Purchased		Amount

Net Scout System Inc	15,900
Fraternal Services Company	15,582
Technical Solutions Inc	15,535
Power Technologies Inc	14,300
GT Software Inc	13,219
Merant Inc	12,912
The Mathworks Inc	12,896
Futurelink	12,726
Ptech Inc	12,720
Powertech Labs Inc	12,136
Microsoft Services	12,000
Intergraph Corporation	11,748
John E. Sala Jr	11,644
Access Networks Inc	11,353
Livedata Inc	11,257
Spatial Systems Assoc Inc	10,961
Emprise Technologies LP	10,873
Internet Security System	10,760
CIMS Lab inc	10,688
Softworks Inc	10,034

Miscellaneous - 80 Vendors Under $10,000		307,850
Total Data Processing Service		11,840,831

Engineering Service:
Miscellaneous - 6 Vendors Over $10,000		149,970
Equipment & Controls Inc	59,983
Mitsubishi Electric Power	23,500
General Physics Corporation	21,631
Civil & Environmental Consul	17,140
Constellation Energy Gro	16,166
Safety Kleen	11.550

Miscellaneous - 17 Vendors Under $10,000		47,930
Total Engineering Services		197,900

Legal Service:
11 Vendors Over $100,000		7,770,157
Sullivan & Cromwell	4,643,663

		27C
Annual Report of Allegheny Energy Service Corporation
FOR THE YEAR ENDED DECEMBER 31, 2001

OUTSIDE SERVICES EMPLOYED
ACCOUNT 923

Instructions: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown.
Provide a subtotal for each type of service.

From Whom Purchased		Amount
Winston & Strawn	695,904
Jones Day Reavis & Pogue	409,400
Jackson & Kelly PLLC	381,112
Reed Smith LLC	379,585
Kirkpatrick & Lockhart	322,588
Ballard Spahr Andrew	320,899
Watkins Ludlam Winter	214,835
Brody & Associates LLC	145,235
Hunton & Williams	142,217
Murphy & Shaffer	114,719

Miscellaneous - 25 Vendors Over $10,000		797,668
Skipping Stone Inc	89,233
Legal Network LTD	76,287
Zevnik Horton LLP	70,206
Eckert Seamans Cherin & Mallot	56,792
J. Christopher Lagow	51,906
Jack's Creek/Sitkin Smel	42,977
PricewaterhouseCoopers	38,925
Lippes Silverstein Mathi	35,814
Swidler Berlin Shereff	33,236
Russell R Johnson III	31,449
Babst Calland Clements	30,855
Thorp Reed & Armstrong	27,726
Cravath Swaine & Moore	27,092
Ryan Russell Ogden	25,424
Taft Stettinius & Hollis	22,507
Schnader Harrison Segal	20,994
Arthur Andersen LLP	20,000
Verner-Liipfert	17,885
Meyer Darragh Buckler	12,990
Uhr Technologies LP	11,566
Simpson Thacher & Bartlett	11,410
Harris Geno & Dunbar PA	11,222
Keller & Hackman LLP	10,860
First Bank - VISA	10,312
Glasser Legal Works	10,000

Miscellaneous - 46 Vendors Under $10,000		68,811
Total Legal Service		8,636,636

		27D
Annual Report of Allegheny Energy Service Corporation
FOR THE YEAR ENDED DECEMBER 31, 2001

OUTSIDE SERVICES EMPLOYED
ACCOUNT 923

Instructions: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown.
Provide a subtotal for each type of service.

From Whom Purchased		Amount

Medical Service:
1 Vendor Over $100,000		125,241
Spectrum Medical Service	125,241

Miscellaneous - 9 Vendors Over $10,000		334,716
Acordia Employers Service	90,218
Professional Health Services	68,580
Gateway Rehabilitation	44,772
Aestique Executive Health	33,115
Fairmont General Hosptial	24,891
Technical Solutions Inc	20,657
Ergonomic & Safety Service	19,340
Antietam Occupational	16,684
Potomac Inc	16,459

Miscellaneous - 176 Vendors Under $10,000		102,055
Total Medial Service		562,012

Temporary Manpower:

2 Vendors Over $100,000		466,901
White Amber Inc	258,690
Kelly Services Inc	208,211

Miscellaneous - 9 Vendors Over $10,000		411,005
Coughlin Associates	87,500
Mehar's Guttikonda	66,360
Technical Solutions Inc	58,411
Parsons Power Group Inc	48,383
Manpower Inc	47,778
Winston & Strawn	45,912
Kforce.Com	30,346
Trigyn Technologies Inc	13,440
Washington Group International	12,875

Miscellaneous - 6 Vendors Under $10,000		3,475
Total Temporary Manpower		881,381

		27E
Annual Report of Allegheny Energy Service Corporation
FOR THE YEAR ENDED DECEMBER 31, 2001

OUTSIDE SERVICES EMPLOYED
ACCOUNT 923

Instructions: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown.
Provide a subtotal for each type of service.

From Whom Purchased		Amount

Credit and Collections:

Miscellaneous - 6 Vendors Over $10,000		236,940
Mellon Investor Services	78,397
Wachovia Lockbox Service	51,217
Risk Management Alternative	47,012
Trans Union LLC	30,121
Ray & Berndtson Inc	18,740
Dun & Bradstreet	11,453

Miscellaneous - 9 Vendors Under $10,000		17,204
Total Credit and Collections		254,144

Auditing:

1 Vendor Over $100,000		761,964
PricewaterhouseCoopers	761,964

Miscellaneous - 4 Vendors Under $10,000		13,664
Total Auditing		775,628

Other Service:
57 Vendors Over $100,000		23,863,530
Ciber	2,492,864
International Management	1,720,830
Tek Systems	1,317,679
PricewaterhouseCoopers	1,239,019
Lehman Brothers	1,129,337
Maxim Group	1,070,100
AC Coy, Co.	884,246
L J Associates Inc	753,305
Dewey Ballantine LLP	742,769
Skipping Stone Inc	724,521
Rapidigm Inc	689,541
Mellon Investor Services	644,828
Affiliated Computer Service	517,951
Kforce.com	512,361
Dollar Energy Fund, Inc	503,968

		27F
Annual Report of Allegheny Energy Service Corporation
FOR THE YEAR ENDED DECEMBER 31, 2001

OUTSIDE SERVICES EMPLOYED
ACCOUNT 923

Instructions: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown.
Provide a subtotal for each type of service.

From Whom Purchased		Amount

Credit and Collections:

Comsys Information Tech	499,828
Lantek Computer Service	386,755
Command Financial Press	365,561
Reliability Management	357,000
Deloitte & Touche	352,142
Lippincott & Margulies	326,080
EPRI	311,125
Arthur Andersen LLP	309,761
L P Thebault Co	304,539
MK Consulting Services Inc	290,546
Technical Solutions Inc	273,610
Potomac Inc	267,752
Dupont Co	262,330
Allin Consulting of PA	243,341
Ogilvy Public Relations	229,532
Phoenix Solutions	222,270
Environmental Futures	219,239
Heidrick & Struggles Inc	216,519
Fitch Inc	205,000
Salomon Smith Barney	201,331
Heeter Printing Co	195,533
IBM Corporation	180,668
Towers Perrin Inc	180,108
Modis Soultions	176,941
Quality Systems Inc	176,085
ADP Investor Communication	170,888
Addison Inc	159,673
Employee Benefit Data Serv	152,507
Iconixx	149,500
Culver Co Inc	130,947
Comdisco Continuity Serv	128,966
US Security Associates	128,706
Xerox Connect Inc	125,160
Riskon Inc	123,930
ITSPARC Inc	123,179
McKinsey & Co Inc	120,424
J D Power and Associates	120,000
Ray & Berndtson Inc	117,631
Chasemellon Shareholder	112,420
Redsiren Tech Inc	101,654
Lantek Computer Service	101,030
Electric Power Supply Association	100,000

		27G
Annual Report of Allegheny Energy Service Corporation
FOR THE YEAR ENDED DECEMBER 31, 2001

OUTSIDE SERVICES EMPLOYED
ACCOUNT 923

Instructions: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown.
Provide a subtotal for each type of service.

From Whom Purchased		Amount

Miscellaneous - 122 Vendors Over $10,000		4,353,486

Businesswire	97,577
Joele Frank	92,713
Meta Group Inc	91,825
Klett Lieber Rooney	91,504
Gilbert Laustsen Jung Assoc	91,025
EMS Corporation	85,656
Standard & Poor's	82,707
Aspen Consulting Inc	81,999
Aus Consultants, Inc	78,373
KPMG LLP	76,411
Powerplan Consultants, Inc	76,407
Powerplan Corp	75,000
New York Stock Exchange	73,280
Search Consultants Intrn	72,633
Sarcom Enterprise	72,533
RHI Management Resources	68,443
Enterprise For Education	64,830
Yost & Company	63,400
En-Net Services, LLC	62,889
Research Data Analysis	62,000
UHR Technologies LP	58,272
INACOM	58,270
WSI Corp	57,015
Lehigh University	57,000
Verner-Liipfert	55,529
BGE	55,040
Equipment & Controls Inc	55,000
Kelly Services Inc	54,935
Justifacts Credentials	53,358
Xtensible Solutions	51,660
Gartner Inc	51,090
HBP	50,980
Energy Leader Consulting	50,000
Parker Hunter Investment	50,000
Itron Inc	49,878
Iron Mountain/NUS	49,694
The Palace Printer	48,633
Environmental Consultant	48,500
Miller Heiman Inc	46,543
Enporion	46,211
Management Recruiters	44,000

		27H
Annual Report of Allegheny Energy Service Corporation
FOR THE YEAR ENDED DECEMBER 31, 2001

OUTSIDE SERVICES EMPLOYED
ACCOUNT 923

Instructions: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown.
Provide a subtotal for each type of service.

From Whom Purchased		Amount

Kirkpatrick & Lockhart	40,423
Public Strategies Inc	40,000
Integral Strategies Inc	39,596
TGEnergy Inc	38,096
Moore Syndication Inc	35,500
Corporate Image	35,454
The Condor Group	34,930
Microsoft Corp	34,187
IQ Inc	33,652
Advance Recruiting Service	31,993
Merrill Communications	31,884
Robert F McCann	31,853
Odyssey Software Corp	31,594
Compucom Systems Inc	31,324
William R. Lambert	31,324
Coughlin Associates	31,250
Cogentrix Energy Inc	30,000
Critt Graham Associates	30,000
Genilogix LLC Corp	29,925
Gateway Rehabilitation Center	29,874
Intell A Check Corp	28,000
Shenandoah Electronic	27,552
Midwest Research Institute	27,073
Strohl Systems	24,697
Cotelligent	24,554
Sterling Commerce Inc	23,773
Radian International, LLC	23,125
Peter L Borskey	22,139
Crow Consulting	22,078
Ceridian Employer Service	21,938
Joele Frank	21,577
Accountemps	21,417
People Soft USA Inc	21,168
Resumix	21,114
Peter Buttrick	20,025
LP Thebault	19,347
Waynesburg College	19,046
Evelyn H Krol	19,035
CCBN Inc	18,450
First Bank - VISA	18,418
Chicago Stock Exchange	18,000
Knepper Press Corp.	17,985

		27I
Annual Report of Allegheny Energy Service Corporation
FOR THE YEAR ENDED DECEMBER 31, 2001

OUTSIDE SERVICES EMPLOYED
ACCOUNT 923

Instructions: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown.
Provide a subtotal for each type of service.

From Whom Purchased		Amount

Lazernet	17,884
Epartners Inc	17,506
Resource Communications	17,018
Corporate Resources	17,000
Porter Wright Morris	16,640
Franklin Covery Co	16,631
Dan Bigelow Photography	16,551
Basilone Oliver Executive	16,500
Market Strategies Inc	16,208
Springhouse Energy System	16,005
Pacific Exchange Inc	16,000
Keystone Mailing Service	15,953
Samick Brothers Inc	15,000
Riverhead Training Inc	14,965
Ptech Inc	14,750
Adam Filippo & Assoc	14,476
Jody Dole	14,370
Rosalie A Cornwell	14,319
ESA Corrosion Solutions	14,300
Security Assessments Inc	14,218
Edison Electric Institute	14,084
Thomson Financial Invest	14,013
Cognos Corp	13,824
American Management	13,789
Barnes & Thornburg	13,731
Norex	13,175
Human Systems Development	12,759
Storage Technology	12,662
Mountainet, Inc.	12,504
Premiere Speakers Bureau	12,500
SGS Statistical Services	12,500
Longchamps Information	12,000
Peak Technologies	11,648
Regulatory Research Assoc	11,030
Primavera Systems Inc	10,674
Washington Consulting Group	10,070
Mellon Bank NA	10,046
Coal Utilization Research	10,000
Penn State University	10,000

27J
Annual Report of Allegheny Energy Service Corporation
FOR THE YEAR ENDED DECEMBER 31, 2001

OUTSIDE SERVICES EMPLOYED
ACCOUNT 923

Instructions: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown.
Provide a subtotal for each type of service.

From Whom Purchased	Amount

Miscellaneous - 300 Vendors under $10,000	647,993
Total Other Service	28,865,009

TOTAL OUTSIDE SERVICES	52,013,541

These amounts summarize all outside services employed and may include charges to accounts throughout the Income Statement and Balance Sheet. Therefore, they can't be identified in total with any particular line on Schedule XV, but are distributed among various lines.

28
Annual Report of Allegheny Energy Service Corporation

FOR THE YEAR ENDED DECEMBER 31, 2001

EMPLOYEE PENSIONS AND BENEFITS
ACCOUNT 926

Instructions: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.
Amount
Employee welfare payments	1,171,806
Corporate pension plan	(4,790,000)
Long-term disability	1,932,224
Employee moving expense	2,587,484
Group medical	26,213,521
Group life insurance	3,077,188
Savings plan expense	8,481,710
Employee education assistance	293,592
Group dental	2,587,271
Medical salaries & fees	630,693
Postretirement benefits other than pensions	11,825,000
News publications & other employee information	72,577
Meal allowance	649,251
Personal vehicle allowance	2,917,452
Benefits allocated functionally	(19,122,998)
Payroll additives	7,206,509
Company vehicle allowance	314,944
Ready Response team allowance	78,507
Health & Dependent care spending plan	131,163
Home Sale Plan Payments	25,448
Miscellaneous (2)	27,023

Total	46,310,365

		29
Annual Report of Allegheny Energy Service Corporation
FOR THE YEAR ENDED DECEMBER 31, 2001

GENERAL ADVERTISING EXPENSES
ACCOUNT 930.1

                Instructions: Provide a listing of the amount included in
                Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class
                includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the
                aggregate amount applicable thereto.

Description	Name of Payee	Amount

General Advertising:	Ogilvy Public Relations Worldwide	175,060
	Frederick Keys	3,500
	Hagerstown Suns	8,800
	Various	28,677

		216,037

Billboard Advertising:	Frederick Keys	4,250
	Various	-

		4,250

Newspaper Advertising:	The State Journal	6,800
	Herald-Mail Co	3,367
	Various	4,925

		15,092

Publications:	Heeter Printing Co	175,006
	WV Pub Broadcasting Foundation	12,150
	The Barash Group	4,785
	Adam Filippo & Assoc Inc.	14,476
	Various	3,050

		209,467

Radio Advertising:	Prettyman Broadcasting	3,700
	Various	-

		3,700

Total		448,546

30
Annual Report of Allegheny Energy Service Corporation
FOR THE YEAR ENDED DECEMBER 31, 2001

MISCELLANEOUS GENERAL EXPENSE
ACCOUNT 930.2

Instructions: Provide a listing of the amount included in Account 930.2,
"Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Sections 321(b)(2) of the
Federal Election Campaign Act, as amended by Public Law 94-283 in 1976
(2 U.S.C. Section 441 (b)(2)) shall be separately classified.

Description	Amount

Research & Development	5,731,932
Financial expenses	3,072,520
New Business formation	1,608,131
Corporate reorganization study	1,376,027
Cost of service studies	495,461
Customer service public information	259,277
Directors fees and expenses	123,476
Taxes	14,206
Corporate membership dues	13,354
Conventions	10,307
Miscellaneous	902,241

Total	13,606,932

31
Annual Report of Allegheny Energy Service Corporation
FOR THE YEAR ENDED DECEMBER 31, 2001

RENTS
ACCOUNT 931

Instructions: Provide a listing of the amount included in Account 931,
"Rents", classifying such expenses by major groupings of property, as defined in the accound definition of the Uniform System of Accounts.

Description	Amount

Data processing equipment	4,627,195
Microwave and telecommunications equipment	1,081,072
Office space	1,818,648
Office space-affiliated	4,148,819
Office furniture and equipment	2,689,685
Office furniture and equipment-affiliated	10,883,975
Gas	58,624
Gas-affiliated	547,351
Miscellaneous	640

Total	25,856,009

32
Annual Report of Allegheny Energy Service Corporation
FOR THE YEAR ENDED DECEMBER 31, 2001

TAXES OTHER THAN INCOME TAXES
ACCOUNT 408

Instructions:  Provide an analysis of Account 408,  "Taxes Other Than Income
Taxes". Separate the analysis into two groups: (1) other than U.S.
Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

Description	Amount

(1) Other than U.S. Government taxes:

State unemployment tax	994,489
Franchise tax	(13,312)
State gross premium & license	3,938
Commercial rent or occupancy tax
State capitalized taxes	(528,236)
General corporation tax
Payroll taxes	2,029,230
Local property & municipal license tax	30
State use tax	5,360
State Sales Tax	0
Other	18,447

Total Other than U.S. Government Taxes	2,509,946

(2) U.S. Government taxes:

FICA	25,265,650
FICA capitalized taxes	(9,301,911)
Federal unemployment	337,596
Federal unemployment capitalized taxes	(115,883)
Total U.S. Government Taxes	16,185,452

TOTAL	18,695,398

		33
Annual Report of Allegheny Energy Service Corporation
FOR THE YEAR ENDED DECEMBER 31, 2001

GENERAL ADVERTISING EXPENSES
ACCOUNT 426.1

Instructions: Provide a listing of the amount included in Account 426.1,
"Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

Name of recipient	Purpose of Donation	Amount

Ohio River Valley Water	Environmental Stewardship	20,000
Pennsylvania Cleanways	Environmental Stewardship	15,250
Greenworks of Pennsylvania	Environmental Stewardship	10,000
Penn State University	Environmental Stewardship	10,000
Pittsburgh Voyager	Environmental Stewardship	10,000
Mountain Watershed Association	Environmental Stewardship	5,100
Cowanshannock Creek	Environmental Stewardship	5,000
Friends of the Cheat	Environmental Stewardship	5,000
Greene Co. Watershed Alliance Corp	Environmental Stewardship	5,000
Independence Marsh Foundation	Environmental Stewardship	5,000
MD/DC Chapter of the Nature Conservancy	Environmental Stewardship	5,000
The Nature Conservancy of West Virginia	Environmental Stewardship	5,000
University of MD Foundation	Environmental Stewardship	5,000
Western Pennsylvania Conservancy	Environmental Stewardship	5,000
Miscellaneous (59)	Environmental Stewardship	59,434

TOTAL		169,784

		34
Annual Report of Allegheny Energy Service Corporation
FOR THE YEAR ENDED DECEMBER 31, 2001

OTHER DEDUCTIONS
ACCOUNT 426

Instructions: Provide a listing of the amount included in Account 426, "Other Deductions", classifying such expenses according to their nature.

Description	Name of Payee	Amount

Tax related penalties	Various	88,932
Civic and political action	Various	476,648

TOTAL		565,580

35
Annual Report of Allegheny Energy Service Corporation
FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE XVIII
NOTES TO STATEMENT OF INCOME

Instructions: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year.
Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

None other than those specifically noted on various pages.

36

ANNUAL REPORT OF Allegheny Energy Service Corporation

ORGANIZATION CHART

CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

     PRESIDENT (ALLEGHENY POWER)

          PRESIDENT, ALLEGHENY VENTURES

               VICE PRESIDENT, ALLEGHENY ENERGY SOLUTIONS

                    DIRECTOR, PROJECT DEVELOPMENT

                    DIRECTOR, CENTRAL REGION

                    DIRECTOR, NORTHEAST REGION

                    DIRECTOR, MARKETING AND PRODUCT MANAGEMENT

                    MANAGER, BUSINESS

               VICE PRESIDENT, ALLEGHENY COMMUNICATIONS CONNECT

                    DIRECTOR, BUSINESS OPERATIONS

                    GENERAL MANAGER, FINANCE AND ACCOUNTING

                    MANAGER, NETWORK SERVICES

                    MANAGER, ENGINEERING SERVICES

                    MANAGER, CONSTRUCTION SERVICES

                    MANAGER, HIGH SPEED DATA SERVICES

          EXECUTIVE VICE PRESIDENT, ALLEGHENY POWER

               VICE PRESIDENT, CUSTOMER AFFAIRS

                    DIRECTOR, CUSTOMER SERVICE

                    DIRECTOR, SALES AND MARKETING

                    DIRECTOR, COMPETITION PHASE-IN

                    GENERAL MANAGER, ADMINISTRATION (a)

                    MANAGER, COMMUNICATIONS (b)

               VICE PRESIDENT, SYSTEM PLANNING & OPERATIONS

                    DIRECTOR, ASSET MANAGEMENT

                    DIRECTOR, ENERGY PROCUREMENT

36A

ANNUAL REPORT OF Allegheny Energy Service Corporation

ORGANIZATION CHART

CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER (Continued)

     PRESIDENT (ALLEGHENY POWER) (Continued)

                    DIRECTOR, SYSTEM OPERATIONS

                    DIRECTOR, TECHNOLOGY DEVELOPMENT & SUPPORT

                    SENIOR CONSULTANT

                    GENERAL MANAGER, ADMINISTRATION (b)

               VICE PRESIDENT, CUSTOMER OPERATIONS

                    DIRECTOR, OPERATIONS (7)

                    DIRECTOR, OPERATIONS SERVICES

                    DIRECTOR, OPERATIONS SUPPORT

                    DIRECTOR, T & D SERVICES

                    DIRECTOR, SPECIAL PROJECTS

               DIRECTOR, HUMAN RESOURCES (c)

               BUSINESS CONTROLLER (d)

               DEPUTY GENERAL COUNSEL (e)

          DIRECTOR, BUSINESS DEVELOPMENT

     PRESIDENT (ALLEGHENY ENERGY SUPPLY)

               VICE PRESIDENT, PRODUCTION & SALES

                    DIRECTOR, CONTROL AREA & INTERCONNECTION SERVICES

                    DIRECTOR, ASSET OPTIMIZATION & PLANNING

                    EXECUTIVE DIRECTOR, PRODUCTION

                    MANAGER, CORPORATE COMMUNICATIONS (f)

               VICE PRESIDENT, PROJECTS

                    DIRECTOR, ENGINEERING & TECH. SUPPORT

                    DIRECTOR, CONSTRUCTION FIELD SERVICES

                    DIRECTOR, DEVELOPMENT

36B

ANNUAL REPORT OF Allegheny Energy Service Corporation

ORGANIZATION CHART

CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER (Continued)

     PRESIDENT (ALLEGHENY ENERGY SUPPLY) (Continued)

                    REGIONAL DIRECTOR, WESTERN REGION

                    DIRECTOR, PROJECT SERVICES

                    PROJECT MANAGER, INDIANA PROJECT

                    DIRECTOR, ENVIRONMENTAL MANAGEMENT

               PRESIDENT, AE GLOBAL MARKETS

               DIRECTOR, HUMAN RESOURCES (g)

               DIRECTOR, INFORMATION MANAGEMENT (h)

               BUSINESS CONTROLLER (d)

               DEPUTY GENERAL COUNSEL (e)

               DIRECTOR, FINANCIAL MANAGEMENT (i)

     SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

               VICE PRESIDENT AND TREASURER

                    DIRECTOR, REGULATION & RATES

                    ASSISTANT TREASURER & DIRECTOR, CASH MANAGEMENT

                    DIRECTOR, CORPORATE FINANCIAL MANAGEMENT

                    DIRECTOR, FINANCIAL MANAGEMENT-SUPPLY (j)

                    SENIOR CONSULTANT

               VICE PRESIDENT AND CONTROLLER

                    DIRECTOR, FINANCIAL PROCESSIN

                    DIIRECTOR, FINANCIAL SOLUTIONS & TECHNOLOGY (k)

                    ASSISTANT CONTROLLER & DIRECTOR, FINANCIAL REPORTING & BUDGETING

                    BUSINESS CONTROLLER-AE SUPPLY (l)

                    BUSINESS CONTROLLER-ALLEGHENY POWER (m)

36C

ANNUAL REPORT OF Allegheny Energy Service Corporation

ORGANIZATION CHART

CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER (Continued)

     SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER Continued)

               SENIOR RISK OFFICER

                    VICE PRESIDENT, NEW YORK

                    MANAGER, ENERGY RISK

                    DIRECTOR, RISK MANAGEMENT

                    MANAGER, CREDIT RISK

               DIRECTOR TAXES

                    MANAGER, STATE TAX COMPLIANCE & PLANNING

                    MANAGER, FEDERAL TAX COMPLIANCE & SPECIAL STUDIES

                    MANAGER, TAX ACCOUNTING

               VICE PRESIDENT, CORPORATE COMMUNICATIONS

               DIRECTOR, AUDIT SERVICES (n)

               GENERAL MANAGER, INVESTOR RELATIONS (2)

     VICE PRESIDENT (ADMINISTRATION)

               EXECUTIVE DIRECTOR, INFORMATION SERVICES

               EXECUTIVE STAFF ASSISTANT, ADMINISTRATION

               DIRECTOR, EMPLOYEE RELATIONS, ORGANIZATIONAL DEVELOPMENT

                 & STRATEGIC PARTNERSHIPS

               DIRECTOR, REWARDS & EMPLOYEE SERVICE CENTER

               DIRECTOR, PROCUREMENT

               DIRECTOR, SYSTEM SECURITY

               DIRECTOR, HR (ALLEGHENY POWER) (o)

               DIRECTOR, HR (ALLEGHENY ENERGY SUPPLY) (p)

36D

ANNUAL REPORT OF Allegheny Energy Service Corporation

ORGANIZATION CHART

CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

     VICE PRESIDENT, EXTERNAL AFFAIRS

               EXECUTIVE DIRECTOR, POLICY AND PROGRAMS

                    DIRECTOR, EXTERNAL AFFAIRS PROJECT

                    ANALYST

               VICE PRESIDENT, STATE AFFAIRS

                    DIRECTOR, STATE AFFAIRS (3)

                    GENERAL MANAGER, LOCAL GOVERNMENT AFFAIRS

               MANAGER, FEDERAL LEGISLATIVE AFFAIRS

               MANAGER, FEDERAL REGULATORY AFFAIRS

     VICE PRESIDENT AND GENERAL COUNSEL

               DEPUTY GENERAL COUNSEL-SUPPLY (j)

               DEPUTY GENERAL COUNSEL-ALLEGHENY POWER (l)

               DEPUTY GENERAL COUNSEL-CORPORATE & ALLEGHENY VENTURES (q)

               CORPORATE SECRETARY

     VICE PRESIDENT, CORPORATE DEVELOPMENT

               DIRECTOR, COMPETITIVE INTELLIGENCE

               DIRECTOR, CORPORATE STRATEGIC PLANNING

               DIRECTOR, CORPORATE PROJECT ANALYSIS

               DIRECTOR, CORPORTE DEVELOPMENT (2)

36E

ANNUAL REPORT OF Allegheny Energy Service Corporation

ORGANIZATION CHART

(Footnotes)

(a)   Reports directly to VP, Corporate Communications

(b)   Reports directly to Director, Human Resources

(c)   Indirect reporting relationship to VP, Administration

(d)   Reports directly to VP & Controller

(e)   Reports directly to VP & General Counsel

(f)   Reports directly to Director, Corporate Communications

(g)   Dotted-line relationship to VP, Administration

(h)   Dotted-line relationship to Executive Director, Information Services

(i)   Reports directly to VP & Treasurer

(j)   Dotted-line relationship to President, Allegheny Energy Supply

(k)   Additional reporting relationships to Executive Director, Information

      Services; Senior VP & CFO and VP & Treasurer

(l)   Dotted-line relationship to President, Allegheny Power

(m)   Dotted-line relationship to President, Allegheny Energy Supply

(n)   Reports directly to Audit Committee of the Board of Directors and administratively to Senior VP & CFO

(o)   Reports directly to Executive Vice President, Allegheny Power

(p)   Reports directly to President, Allegheny Energy Supply

(q)   Dotted-line relationship to President, Allegheny Ventures

37

Annual report of ALLEGHENY ENERGY SERVICE CORPORATION

2001 Methods of Allocation

Cost of Rendering Services:

A.   The costs of rendering services by Allegheny Energy Service Corporation (AESC)
       include all costs of doing business including interest on debt by excluding a return for the use of AESC's initial equity capital of $50,000.

B.   1.   AESC maintains a separate record of the expenses for each department. These expenses include expenses that are directly attributable to the department, and an appropriate portion of those expenses that are not directly attributable to the department but which are necessary to its operation.

     2.   The aggregate of these expenses will be referred to hereinafter as "Departmental
           Expenses," and such expenses consist of salaries of officers and other employees, employee welfare expenses (i.e., social security taxes, life insurance, pensions, post-retirement benefits (other than pension), medical, dental, and other welfare expenses), expenses of training and development of AESC employees, rents, dues and memberships, and all other expenses attributable to, or necessary to the operation of, the department.

      3.   Departmental Expenses do not include:

           a.   Those incremental out-of-pocket expenses that are incurred for the direct benefit and convenience of a particular Client Company or a group of Client
                Companies and are to be charged solely to such Client Company or group of
                Client Companies, and;

           b.   AESC Overhead Expenses. Such expenses include, among others, costs of maintaining the corporate existence of AESC, taxes, and other expenses, such as outside auditing and legal fees.

C.   1.   Employees in each department are divided into two groups.

           a.  Employees directly engaged in rendering services to Client Companies or to
              AESC.

            b.  Secretaries, clerical, office service and other employees, who are not engaged directly in rendering services to Client Companies or to AESC.

37A

   2.   Employees directly engaged in rendering services to Client Companies or to
         AESC maintain records showing time employed in rendering services, nature of services rendered, and identity of companies or groups of companies served.
         Support staff expenses are billed based on the billings of employees directly engaged in rendering services for the respective department.

D.   Key Allocation Factors
      1.   Delivery and Supply Allocation Factor (60/6D-XXXX billing allocators)
           a.   Departmental and incremental out-of-pocket expenses expended for all energy sales companies are allocated to each company in the group based on the ratio of the total allocation factor of such company.

           b.   The allocation factor applicable to these companies during any year is the average of the quotients of:

      1.   The total expenses of such businesses (excluding costs of power purchased from other utilities and fuel costs) charged to Operating and
           Maintenance Expense Accounts under the Uniform System of Accounts prescribed for Public Utilities and Licensees subject to the provisions of the Federal Power Act for the same three-year period divided by the total of such expenses of all businesses for the same period;

      2.   The total number of kWhs sold by such business to customers (excluding other related businesses) during the same three-year period
           divided by the total number of kWhs so sold by all businesses during the three years;

      3.   The sum of the total amounts of electric plant-in-service on the books of such businesses (less reserves for depreciation and amortization) at the close of each of the three years immediately preceding the current year divided by the sum of the total amounts of electric plant-in-service
           (less reserves for depreciation and amortization) on the books of all businesses at the close of each of such three years; and

      4.   If the use of the aforesaid bases of allocation results in inequity, the bases of allocation are adjusted so as to effect a more equitable distributing of group service charges based upon more appropriate functional relationships between the services rendered and the allocation formula employed.

           c.   With the acquisition of Mountaineer Gas, additional billing allocators were required. Billing allocator 6D charges the System Operating Companies

37B

                (Allegheny Energy Supply and the three Delivery Companies [Monongahela
                Power, Potomac Edison and West Penn Power]). Billing allocator 60 charges the System Operating Companies, plus a portion to Mountaineer Gas.

      2.   All System Companies Allocation Factor (Series 57/5G-XXXX billing allocators)

           a.   Departmental and incremental out-of-pocket expenses expended for a group which includes all AE system companies (including the Supply subsidiary and excluding AESC) are allocated among the Client Companies on the basis of the average of the prior three years' direct costs charged by AESC to each Client Company.

           b.   With the acquisition of Mountaineer Gas, additional billing allocators were required. Billing allocator 57 charges the System Operating Companies,
                Allegheny Energy, Inc. and Allegheny Ventures. Billing allocator 5G
                Charges the System Operating Companies, Allegheny Energy, Inc.,
                Allegheny Ventures, plus a portion to Mountaineer Gas.

      3.   Power Station Allocation Factor (Series 65-XXXX billing allocator)

           a.   The allocation factor applicable to AESC employees who provide services to Client Companies' power stations (including the Supply subsidiary)
                during any year is based upon the generating capacity of each power station divided by the System total generating capacity.

      4.   Delivery Allocation Factor (Series 56/5A-XXXX billing allocator)

           a.   This factor is similar to Delivery and Supply allocation factor described in
                1 above. The difference is that the allocations will be based on Delivery costs, kWh sales, and electric plant only. This factor will be used to allocate system-wide Delivery initiatives to each of the Delivery businesses.

           b.   With the acquisition of Mountaineer Gas, additional billing allocators were required. Biling allocator 56 charges the three Delivery Companies.
                Billing allocator 5A charges the three Delivery Companies, plus a portion to
                Mountaineer Gas.

37C

      5.   Direct Assignment Allocation Factor

           a.   This applies to other allocations that are 100% assigned to a specific company or station.

E.   The total cost of a particular service rendered to a specified Client Company is the sum of the Departmental Expenses, Overhead Expenses, cost of services rendered to
      AESC, and incremental Out-of-Pocket Expenses, which are applicable to such
      Company in respect of such service.

F.   The total cost of a particular service rendered to a specific group of Client Companies is the sum of the amounts of the Departmental Expenses, Overhead Expenses, costs of services rendered to AESC, and incremental Out-of-Pocket Expenses which are applicable to such group of companies in respect of such service.

G.   Whenever the charges to individual Customer Companies for services rendered are based upon estimates of AESC's costs, such service charges are adjusted to actual cost at the end of each year, as required by the terms of Rule 90(a)(2) promulgated under the 1935 Act.

      The general SEC policy on variations from approved methods is that if a change in the allocation causes over $50,000 or 5% change in the cost that would be charged to a company, and then the allocation method must be brought to the SEC via a 60-day letter of approval.

38 ANNUAL REPORT OF Allegheny Energy Service Corporation ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED None.

39
Annual Report of ALLEGHENY ENERGY SERVICE CORPORATION

SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of

1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

Allegheny Energy Service Corporation
(Name of Reporting Company)

By: /s/ THOMAS J. KLOC (Signature of Signing Officer)

Thomas J. Kloc, VP & Controller (Printed Name and Title of Signing Officer)

April 30, 2002 (Date)